

Mail Stop 3561

July 28, 2017

Susan Villare
President
Solstice Sapphire Investments, Inc.
4 Technology Park Drive
Westford, MA 01886

Re: **Solstice Sapphire Investments, Inc.**
Registration Statement on Form S-4
Filed June 28, 2017
File No. 333-219008

Dear Ms. Villare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of the "board books" and any other materials provided to the boards and management of Sonus Networks, Inc., GENBAND Holdings Company, GENBAND Inc., and GENBAND II, Inc. in connection with the proposed transaction, including all presentations made by financial advisors.

2. Refer to Proposal 1 to be presented at the Sonus Networks, Inc. Special Meeting and the comparison of stockholder rights beginning on page 272. Please tell us why you believe the following changes in the New Solstice charter implementing the stockholders agreement between the OEP Stockholders and New Solstice are not material changes to the Sonus charter that substantively affect stockholder rights:

- the OEP Stockholders' right to designate five of the nine directors (for so long as they own at least 10% of the Initial OEP Shares);
- provisions providing for a different standard for removal of directors designated by the OEP Stockholders from the standard for removal of directors other than as designated by the OEP Stockholders; and
- provisions granting preemptive rights to the OEP Stockholders whereas other stockholders have no preemptive rights.

Please include in your analysis whether these changes would require the approval of shareholders if presented on a standalone basis, whether pursuant to state law, the rules of the applicable exchange or the applicable organizational documents. Alternatively, please present these charter changes as separate matters to the extent these are material changes that substantively affect stockholder rights. For guidance, please refer to Exchange Act Rule 14a-3 Compliance and Disclosure Interpretations 101.02, 201.01, and 201.02.

3. In this regard, please tell us why the provision in the New Solstice charter expressly opting out of DGCL Section 203 is not a material change to the Sonus charter that substantively affects stockholder rights.

4. Refer to the resolutions to be considered at the GENBAND Holdings Company Extraordinary General Meeting and the comparison of GENBAND Party shareholder rights beginning on page 289. Please tell us why you believe the following changes in the New Solstice charter are not material changes to the GENBAND charter that substantively affect shareholder rights:

- provisions providing for a different standard for removal of directors designated by the OEP Stockholders from the standard for removal of directors other than as designated by the OEP Stockholders;
- provisions granting preemptive rights to the OEP Stockholders whereas other stockholders have no preemptive rights; and
- provisions generally requiring mergers and similar transactions to be approved by a simple majority of issued and outstanding shares whereas Cayman Islands law requires approval of two-thirds of shares present and voting.

Please include in your analysis whether these changes would require the approval of shareholders if presented on a standalone basis, whether pursuant to state law, the rules of the applicable exchange or the applicable organizational documents. Alternatively, please present these charter changes as separate matters to the extent these are material changes that substantively affect shareholder rights. For guidance, please refer to Exchange Act Rule 14a-3 Compliance and Disclosure Interpretations 101.02, 201.01, and 201.02.

Summary, page 25

Consideration to be Received in Connection with the Transactions Contemplated by the Merger Agreement (Page 101), page 27

5. Please clarify that the note is subordinate to the existing Sonus bank debt and therefore subject to restrictions in the subordination terms of that debt. Please also explain the payment terms, timing, and penalties for non-payment.

Accounting Treatment, page 42

6. You state in your disclosure here that you determined Sonus to be the accounting acquirer through considering factors such as relative ownership of equity interests in the combined company, board of director composition, shareholder ownership, voting control and anticipated management positions. We note that shareholders of Sonus and GENBAND will each hold approximately 50% of the shares in the new entity and these shares have similar voting control. In addition, GENBAND will be entitled to choose 5 out of the 9 seats on the Board of Directors, and the composition of the New Solstice management team has not yet been finalized. In that regard, please tell us how you consider the guidance under FASB ASC 805-10-55-11 to 14 in determining that Sonus is the accounting acquirer in this transaction and controls the combined entity.

Risk Factors, page 54

Directors and executive officers of Sonus and the GENBAND parties may have interests in the merger that are different from, and in addition to, those of Sonus stockholders and GENBAND party shareholders generally, page 59

7. Please expand this risk factor to include accelerated vesting of compensatory securities as a risk to non-executive security holders.

GENBRAND may face risks related to litigation that could result in significant legal expenses and settlement or damage awards, page 68

8. Please revise this risk factor to include the four patent litigation suits that GENBRAND is currently litigating.

The Mergers, page 100

Background of the Mergers page 103

9. Please expand the disclosure that Sonus determined in November of 2015 to terminate discussions with GENBAND to include the reasons that Sonus believed this

determination was appropriate, and why the parties resumed discussions in March of 2016.

10. Your disclosure states that the parties had discussed a possible business combination at various times from 2010 until the present transaction was proposed in 2017. Please explain the reasons that the parties moved from discussion to execution of the transaction in the spring of 2017, but had refrained from doing so in the preceding years.

11. Please quantify the potential synergies discussed in connection with the contribution analysis at the January 12, 2017 meetings, and provide greater detail about the substance of the discussion.

12. Please revise the disclosure of the February 26, 2017 meeting in which Mr. Lynch and OEP discussed governance and management structure by discussing the material issues that were of concern to the parties.

Recommendation of the Sonus Board; Sonus' Reasons for the Mergers, page 116

13. We note your disclosure that the Sonus board determined that the proposed transaction constituted "the best reasonably available alternative for Sonus." Please describe in this section what alternatives the board considered, and how the board determined that those alternatives were inferior to the proposed transaction.

14. Please expand the disclosure in the second bullet point in this section to briefly summarize the progress that the board considered GENBAND to have achieved in the interim between the termination of earlier merger discussions in November 2015 and the discussions leading to the present proposed transaction. Explain what the board believed to have changed and the reasons that the board came to believe that the proposed transaction was in the best interests of Sonus' shareholders.

15. Please expand the fifth bullet point in this section to provide further quantification of the synergies that the Sonus board considered, and the reasons that the board determined that the synergies available in the proposed transaction were superior to the synergies that might be achieved with a different merger partner or the benefits that might be expected if the company were to continue on a stand-alone basis.

16. Please expand the penultimate bullet point under risks and countervailing factors on page 120 to briefly reference possibility that the GENBAND shareholders at the bottom of the liquidation waterfall, who are at risk of receiving no consideration in the merger, may not vote in favor of the transaction.

Opinion of Sonus' Financial Advisor, page 126

17. We note the description of the Management Revised Tax Rate and NOL Estimates furnished by Sonus management to Evercore. We further note that Evercore relied on the Management Revised Tax Rate and NOL Estimates when preparing the fairness opinion it rendered to the board. Please revise your description of the Management Revised Tax Rate and NOL Estimates to summarize the content of the estimates.

Summary of Material Financial Analysis for First Evercore Opinion, page 129

Selected Peer Trading Analysis, page 130

18. Please expand the disclosure on page 131 to explain how Evercore chose the reference range multiples used in its analysis. Please make conforming changes for the Second Evercore analysis.

Discounted Cash Flow Analyses, page 134

19. Please expand the disclosure to include a discussion of how Evercore chose the growth assumptions and discount rates employed in its analysis, and the reasons that Evercore believed these assumptions to be reasonable in the context of the proposed transaction. Please make conforming changes for the Second Evercore analysis.

Summary of Valuation and Financial Analyses, page 150

20. Please expand the first bullet point under "In arriving at its opinion, Guggenheim Securities . . ." to briefly explain what assumptions Guggenheim made in performing its analyses.

Recommendations of the GENBAND Board, page 159

Reasons of GENBAND, GB and GBII for the Transaction, page 160

21. We note your disclosure that the GENBAND board determined that the transactions "contemplated by the merger agreement give[s] stockholders of GB and GB II the best chance to realize any value from their shares in GB and GB II, respectively." Please describe in this section what alternatives the board considered, and how the board determined that those alternatives were inferior to the proposed transaction.

22. Please expand the fourth bullet point in this section to provide quantification of the strategic benefits and anticipated cost synergies that the board considered, and the reasons that the board determined that the synergies available in the proposed transaction were superior to the synergies that might be achieved with a different merger partner or

the benefits that might be expected if the company were to continue on a stand-alone basis.

23. Please expand the fourth bullet point on page 161 to provide greater detail regarding the potential alternatives the board considered, and the reasons that the board determined the alternatives to be less favorable to shareholders.

GENBAND Management's Discussion and Analysis of Financial Condition and Results of Operations, page 211

Results of Operations, page 218

24. Please revise your presentation to include a comparative discussion of operating results for the years ended December 31, 2015 and 2014.

25. Please review your comparative discussions to ensure you quantify the impact of each fact or circumstance impacting results. For example, your discussion of the 6% decrease in GENBANDCare service revenue in 2016 as compared to 2015 states that the decrease is primarily due to competitive pricing pressure, lower market pricing for legacy product support and decommissioning of installed legacy products at certain customer sites, partially offset by growth in maintenance support from new product sales. However, your discussion does not quantify the monetary impact attributable to each driver behind the decrease.

Unaudited Pro Forma Condensed Combined Financial Statements, page 236

Footnote (b), page 247

26. Please revise to present in tabular form the historical GENBRAND balance sheet and purchase price adjustments, adding to the preliminary purchase price allocation. Please add footnote references to the purchase price adjustments for clarity.

Footnote (j), page 248

27. Please revise this explanation to indicate, if true, that the amortization reversed through this adjustment related to capitalized software that was valued at $0 during the preliminary purchase price allocation.

Footnote (k), page 248

28. Please revise this explanation to specifically state, if true, that the assets to which these expenses relate were valued at $0 during the preliminary purchase price allocation.

<u>Footnote (n), page 249</u>

29. Please revise this explanation to include the principal and interest rate(s) of the outstanding indebtedness to be repaid as a condition of the mergers.

<u>Financial Statements of GENBAND Holding Company and Subsidiaries for the Fiscal Year Ended December 31, 2016, page FIN-1</u>

<u>Note 6 – Goodwill and Intangible Assets, page FIN-19</u>

30. We note your disclosure here that as a result of the impairment analyses in 2016, 2015 and 2014, GENBAND determined that goodwill had not been impaired for the years then ended. Given GENBAND's history of net operating losses, please explain to us how you determined a quantitative test was unnecessary. Refer to the guidance in FASB ASC 350-20-35-3A through 3G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure